Filed by: National Penn Bancshares, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                Exchange Act File No.: 000-10957
                                               Subect Company: FirstService Bank





         The following is a presentation given by officers of National Penn Bancshares, Inc. at the Mid-Atlantic Super-Community Bank Conference in Baltimore, Maryland, on October 30, 2002.


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                      [LOGO] National Penn Bancshares, Inc.

                           Investor Presentation 2002



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                                     Agenda
*      Corporate Profile
*      Market and Delivery Network
*      Financial Highlights 3Q2002
*      Financial History
*      Strategic Vision, Focus and Goals
*      Summary and Investment Incentives




Fall 2002               National Penn Bancshares, Inc.                        2
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                                   DISCLAIMER

Please note that this presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.



Fall 2002               National Penn Bancshares, Inc.                        3

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                              National Penn Profile

                       One of the largest commercial banks
                   headquartered in Southeastern Pennsylvania

[GRAPHIC OMITTED]

*  Asset size:                $2.90 billion
*  Common Stock symbol:                NPBC
*  Shares outstanding:         19.8 million
*  Institutional ownership:             15%
*  52 Week price range:       $28.66-$21.50

        *  Based on 10/1/01 - 9/30/02



Fall 2002               National Penn Bancshares, Inc.                        4

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                              NPBC Share Statistics
                                  as of 9/30/02


*      Share Price              $ 27.96
*      YTD Price Change           27.1%
*      P/E Ratio                  15.7 x
*      Price/Book                 2.51 x
*      Dividend Yield             3.29%
*      Market Cap.         $553 Million


Fall 2002               National Penn Bancshares, Inc.                        5

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                                MARKET OVERVIEW

                                [GRAPHIC OMITTED]

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                                DELIVERY NETWORK

[GRAPHICS OMITTED]

Community Offices
* 58 National Penn Bank
* 7 Panasia Bank N.A.

ATM Locations
* 72 (includes National Penn Bank and Panasia Bank N.A.)

Fall 2002               National Penn Bancshares, Inc.                        7

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                                    OVERVIEW


                         National Penn Bancshares, Inc.


National Penn Bank              Panasia Bank, N.A.      Investors Trust Company
       |
Subsidiaries:
-------------
Penn Securities, Inc.
Penn 1st Financial Services, Inc.
National Penn Leasing Company



Fall 2002               National Penn Bancshares, Inc.                        8

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Overview (continued)

*    America's Finest Companies as reported by Bill Staton of the Staton
     Institute

     * One of 317 (out of 19,000) publicly traded companies with at least 10 consecutive years of either increased earnings or dividends.

     * Named one of 29 "Earnings All-Stars" (Higher EPS for 20 straight years)

     * Named one of 61 of "America's Smartest Companies." (10 straight years of higher EPS and dividends)

     * Twenty four consecutive years of both increased earnings and dividends.



Fall 2002               National Penn Bancshares, Inc.                        9

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                              A Record of Success
                          Compound Annual Growth Rate

                                  1997 - 2001

     *    10.4% 5 yr CAGR diluted earnings per share

     *    11.2% 5 yr CAGR net income

     *    26.8% 5 yr CAGR non-interest income

     *    24 yrs Consecutive dividend increases




Fall 2002               National Penn Bancshares, Inc.                        10

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                              Financial Highlights
                                through 3Q 2002

                           9/30/2002       9/30/2001

Net Income               $ 27,014,000    $ 24,132,000      + 11.9%

Diluted EPS                $ 1.35           $ 1.19         + 13.5%

Effects of elimination of
Goodwill Amortization      $ 0.05               --

Cash Dividends             $ 0.66           $ 0.61         + 8.2%




Fall 2002               National Penn Bancshares, Inc.                        11

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                              Financial Highlights
                          through 3Q 2002 (continued)

                                         9/30/2002         9/30/2001
ROE - Annualized                            17.5%            16.8%
ROE (Realized) - Annualized                 18.4%            17.4%
ROA - Annualized                            1.30%            1.24%
Net Interest Margin                         4.48%            4.16%
Efficiency Ratio                            56.0%            58.2%



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                 Consistent Performance through Economic Cycles

                               [GRAPHIC OMITTED]

                                               ROA
                          1997                 1.26%
                          1998                 1.14%
                          1999                 1.21%
                          2000                 1.13%
                          2001                 1.25%
                          9/30/02              1.30%




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                 Consistent Performance through Economic Cycles

                               [GRAPHIC OMITTED]


                                ROE (Realized)  ROE
                        1997        15.3%        15.0%
                        1998        15.5%        14.7%
                        1999        17.6%        17.2%
                        2000        16.2%        17.3%
                        2001        17.5%        16.8%
                        9/30/02     18.4%        17.5%



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                            Consistently Growing EPS
                                  Diluted EPS

                               [GRAPHIC OMITTED]


                       5 Year CAGR 1997 to 2001 --- 10.4%

                 1997    1998    1999    2000    2001   9/30/2001*   9/30/2002*
Diluted EPS     $1.08   $1.15   $1.37   $1.39   $1.62      $1.19       $1.35




Fall 2002               National Penn Bancshares, Inc.                        15

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              Consistently Growing Interest & Non-Interest Income

                               [GRAPHIC OMITTED]


                     1997    1998    1999    2000    2001  9/30/2001* 9/30/2002*
Net Interest Income $73.50  $74.90  $78.90  $81.10  $87.00  $63.80     $69.90
Non Interest Income $14.00  $19.40  $24.00  $27.70  $34.50  $25.70     $29.20



* 9 month results

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                             Consistent Net Income
                              and Dividend Growth

                               [GRAPHIC OMITTED]

                                    Net Income       Dividends
                      1997            $22.10           $9.10
                      1998            $23.50          $10.30
                      1999            $27.70          $13.60
                      2000            $27.80          $14.50
                      2001            $32.70          $16.50
                      9/30/2001*      $24.10          $12.20
                      9/30/2002*      $27.00          $13.10




* 9 month results

Fall 2002               National Penn Bancshares, Inc.                        17

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                             Commercial Loan Focus

                                  Total Loans

          2001 - $1.86 Billion 1997 - $1.39 Billion 5 year CAGR - 7.5%
                          As of 9/30/2002 $1.87 Billion


                               [GRAPHIC OMITTED]

 Business Real Estate    Construction    Business        Consumer
 25%                              11%       37%              3%

                 Residential Mortgages   Home Equity
                              12%                12%

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                             Core Deposit Strength

                                 Total Deposits

          2001 - $2.08 Billion 1997 - $1.42 Billion 5 year CAGR - 10.7%
                        As of 9/30/2002 ... $2.13 Billion

                               [GRAPHIC OMITTED]


                   IRA            Savings/MM      Demand (Non-Int)
                    6%               46%                16%


                  Time > $100,000          Time < $100,000
                        6%                      27%

Fall 2002               National Penn Bancshares, Inc.                        19

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                                 Asset Quality

                               [GRAPHIC OMITTED]


                     NPA +90 Days Past Due/Total Assets (%)

                            1997           0.68%
                            1998           0.66%
                            1999           0.75%
                            2000           0.73%
                            2001           1.06%
                            9/30/02        0.95%




Fall 2002               National Penn Bancshares, Inc.                        20

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                                Reserve Coverage

                                [GRAPHIC OMITTED]


                       LL Reserve / Non Performing Loans

                              1997              240.50%
                              1998              230.00%
                              1999              210.90%
                              2000              222.50%
                              2001              151.90%
                              9/30/02           193.50%






Fall 2002               National Penn Bancshares, Inc.                        21

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                               Building Reserves

Dollars appear in thousands

                              1998         1999           2000          2001       9/30/02

Provision for             $  6,200       $  6,570      $  7,325      $  9,000     $ 11,250
loan losses

Net Charge-offs             (3,652)        (2,774)       (5,027)       (5,826)     (11,134)

Provision in excess of    $  2,548       $  3,796      $  2,298      $  3,174     $    116
net charge offs


Loan loss reserve         $ 31,555       $ 35,351      $ 39,033      $ 42,207     $ 42,323


Loan loss reserve to          2.08%          2.13%         2.17%         2.27%        2.26%
total loans




Fall 2002               National Penn Bancshares, Inc.                        22

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                                Capitalization:
                               Supporting Growth

SELECTED RATIOS                                       Regulatory
                                9/30/02            "Well-Capitalized"
                                Actual                  Minimums
 Leverage Ratio                  8.62%                    5.00%
 Tier 1 Capital/                11.66%                    6.00%
 Risk Weighted Assets
 Total Capital/                 12.94%                   10.00%
 Risk Weighted Assets





Fall 2002               National Penn Bancshares, Inc.                        23

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                           Trust Preferred Placement


*    $63,250,000

*    7.85%

* We believe we were the first non-rated banking company to issue a trust preferred below 8.00% fixed

*    5 year call protection

* This issue allowed us to call our existing $40,250,000, 9.00% trust preferred

*    Also provides capital for future acquisitions


Fall 2002               National Penn Bancshares, Inc.                        24

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                                Strategic Vision

                      Serve our Customers Enthusiastically

                       Ensure a Good Return on Investment
                         for Our Shareholders Ethically

                             Create and Maintain an
                       Energized Culture for Our Employees




Fall 2002               National Penn Bancshares, Inc.                        25

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Strategic Focus

*      Be a pre-eminent provider of financial services and products

          * Increase presence in existing markets; expand into contiguous markets

          *    Embrace "Client Intimacy"

          * Achieve excellence in both retail and commercial lines of business




Fall 2002               National Penn Bancshares, Inc.                        26

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                                 Strategic Goal:
                                 MARKET PRESENCE

*      Position bank in top spots of major markets
*      Increase presence in existing markets
*      Establish presence in markets to extend our footprint

                                 Current Action:
                                     Acquire
                               First Service Bank


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                         FirstService Bank Acquisition

                               [GRAPHIC OMITTED]

*    Expand presence in Bucks and Eastern Montgomery Counties
*    Bucks County deposit market share improves from 17th to 9th
*    $400 million total new assets
*    $270 million total new deposits
* Current management team remains to operate "FirstService" as part of the National Penn family
*    Expanded insurance and asset management opportunities


Fall 2002               National Penn Bancshares, Inc.                        28

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                                Strategic Goal:
                               "CLIENT INTIMACY"

* Customer solutions drive employee actions

* Dedicated service teams

                                 Current Action:
                          Specialized Business Models






Fall 2002               National Penn Bancshares, Inc.                        29

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                                  Specialized
                                Business Models

* Private Banking

     *    Criteria >$100,000 income and >$250,000 net worth
     *    Dedicated Relationship Managers
     *    Responsive credit approval structure

* Manufacturing Group

     *    Focused, dedicated team of professionals
     *    Industry specific seminars
     *    Advisory Board feedback
     *    15% portfolio growth YTD with 100% retention rate




Fall 2002               National Penn Bancshares, Inc.                        30

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                                Strategic Goal:
                               DELIVER EXCELLENCE

RETAIL

* The right products at the right time

          *    Well trained, problem-solving staff
          *    Community Office/ATM Expansion
          *    Internet Banking
          *    Full service Mortgage Company
          *    Expanded insurance offerings (licensed employees)


                                 Current Action:
                           Community Office Expansion


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                                Community Office
                                   Expansion

                               [GRAPHIC OMITTED]

                    *    Opportunistic Acquisitions

                    *    Selected de novo fill-ins

                    *    Upgrades to existing community offices




Fall 2002               National Penn Bancshares, Inc.                        32

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                                Strategic Goal:
                               DELIVER EXCELLENCE

COMMERCIAL
*      Leading Edge Products and Services
        *      International Trade Services
                *      >100 Worldwide Correspondent Banks
        *      SBA Lending (#6 Originator in Philadelphia Office)
        *      e-Cash Management

                                 Current Action:
                                Equipment Leasing



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                                 National Penn
                                Leasing Company

                               [GRAPHIC OMITTED]

*    Focus on Commercial Relationship Building

*    Target existing market areas

*    Strong Management Team

     *    100+ years of leasing and banking experience




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Consistent Strategies

*      Community banking market niche

*      Relationship-driven sales culture

*      Diversified revenue streams

*      Superior asset quality

*      Focus on shareholder value




Fall 2002               National Penn Bancshares, Inc.                        35

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Investment Incentives

*      Geographic location of franchise
*      Strong commercial relationship growth
*      Superior financial performance
*      Knowledgeable and experienced management team
*      Recently recognized as a top 100 company for employment in Pennsylvania
*      Track record of success in creating shareholder value





Fall 2002               National Penn Bancshares, Inc.                        36

         The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

         National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

                A. Lee Roberts                  Sandra L. Spayd
                Secretary                       Secretary
                FirstService Bank               National Penn Bancshares, Inc.
                152 N. Main Street              Philadelphia and Reading Avenues
                Doylestown, PA  18901           Boyertown, PA  19512
                Phone:  (215) 230-6938          Phone:  (610) 369-6202

         In addition to the proposed registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.